SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Och-Ziff Capital Management Group LLC

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

67551U105

(CUSIP Number)

Jeffrey C. Blockinger

Chief Legal Officer

Och-Ziff Capital Management Group LLC

9 West 57th Street,

New York, NY 10019

(212) 790-0041

(Name, address and telephone number of person authorized to receive notices and communications)

December 19, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

13D

CUSIP No. 67551U105

1	NAME OF REPORTING PERSON Daniel S. Och
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 58,283,917[1]
8 SHARED VOTING POWER: 78,470,163[2]
9 SOLE DISPOSITIVE POWER: 58,283,917[3]
10 SHARED DISPOSITIVE POWER: 182,282,088[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 303,942,023[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 89.7%
14	TYPE OF REPORTING PERSON: IN

1	Represents 907,900 Class A Shares of the Issuer (as defined below) directly held by the Reporting Person and 60,376,329 Class A Shares of the Issuer that the Reporting Person has the right to receive upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships. Does not include the right of the Reporting Person, pursuant to the Class B Shareholders Agreement described in response to Item 6 of the Initial Schedule 13D (as defined below), to vote 150,940,199 Class B Shares of the Issuer that the Reporting Person directly owns and 129,049,372 Class B Shares of the Issuer that are subject to an irrevocable voting proxy given to the Reporting Person by the limited partners of the Issuer who are identified in Item 5 of the Initial Schedule 13D. The Class B Shares of the Issuer are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Class B Shares of the Issuer consist only of voting rights of the Issuer, do not represent any economic interest in the Issuer (or any of its affiliates) and are cancelled upon the issuance of Class A Shares of the Issuer upon the exchange of equity securities of certain Issuer affiliated partnerships as described herein.
2	Represents 78,470,163 Class A Shares of the Issuer which certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, over which the Reporting Person may be deemed to have shared voting power, when combined with certain equity securities of one of such Issuer affiliated partnerships held by the Reporting Person (such equity securities held by the Reporting Person being combined have not been included in Row 7 above).
3	Represents the 58,283,917 Class A Shares of the Issuer referred to in Row 7.
4	Represents (i) 38,138,571 Class A Shares of the Issuer owned by DIC Sahir (as defined below) over which the Reporting Person may be deemed to have shared dispositive power, (ii) 129,049,372 Class A Shares of the Issuer which certain limited partners of the Issuer affiliated partnerships have the right to receive upon the exchange by such limited partners of equity securities of such affiliated partnerships, over which the Reporting Person may be deemed to have shared dispositive power and (iii) 15,094,145 Class A Shares of the Issuer that certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, over which the Reporting Person may be deemed to have shared dispositive power, when combined with certain equity securities of one of such Issuer affiliated partnerships held by the Reporting Person (such equity securities held by the Reporting Person being combined have not been included in Row 9 above).
5	Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1	Security and Issuer

This Amendment Number 2 on Schedule 13D (this “Schedule 13D”) relates to the Class A shares of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Issuer”), representing Class A limited liability company interests of the Issuer (the “Class A Shares”) and amends and further supplements the Schedule 13D filed by the Reporting Person on November 19, 2007 (the “Initial Schedule 13D”) as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on November 13, 2008 (the “Amendment”). The Reporting Person is filing this Schedule 13D to report purchases of Class A Shares pursuant to an agreement executed in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, of which 907,900 Class A Shares have been purchased as of December 19, 2008. Except as expressly set forth herein, there have been no changes to the Initial Schedule 13D and the Amendment. The principal executive offices of the Issuer are located at 9 West 57th Street, New York, NY 10019.

ITEM 5	Interest in Securities of the Issuer

(b) On December 1, 2008, the Reporting Person reallocated the Reporting Person’s direct and indirect beneficial ownership of equity securities of certain Issuer affiliated partnerships among himself and certain trusts affiliated with the Reporting Person. The Reporting Person’s aggregate beneficiate ownership did not change as a result of the reallocation. Instead, the Reporting Person’s sole voting and dispositive power was reduced and the Reporting Person’s shared voting and dispositive power was increased as a result of the Reporting Person’s contribution of equity securities of certain Issuer affiliated partnerships to trusts affiliated with the Reporting Person.

(c) During the sixty (60) days preceding December 19, 2008, the date of the event requiring the filing of this Statement, and from such date to the date of this filing, the following transactions were effected:

(1)	On December 19, 2008, the Reporting Person purchased 100,000 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.4991, in transactions effected on the New York Stock Exchange.

(2)	On December 18, 2008, the Reporting Person purchased 49,700 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.6689, in transactions effected on the New York Stock Exchange.

(3)	On December 17, 2008, the Reporting Person purchased 19,100 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.9995, in transactions effected on the New York Stock Exchange.

(4)	On December 16, 2008, the Reporting Person purchased 10,000 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.9993, in transactions effected on the New York Stock Exchange.

(5)	On December 15, 2008, the Reporting Person purchased 10,600 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.9939, in transactions effected on the New York Stock Exchange.

(6)	On December 12, 2008, the Reporting Person purchased 19,300 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.8702, in transactions effected on the New York Stock Exchange.

(7)	On December 9, 2008, the Reporting Person purchased 6,400 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.9683, in transactions effected on the New York Stock Exchange.

(8)	On December 8, 2008, the Reporting Person purchased 14,000 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.9824, in transactions effected on the New York Stock Exchange.

(9)	On December 5, 2008, the Reporting Person purchased 33,000 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.793, in transactions effected on the New York Stock Exchange.

(10)	On December 4, 2008, the Reporting Person purchased 26,700 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.7518, in transactions effected on the New York Stock Exchange.

(11)	On December 3, 2008, the Reporting Person purchased 24,400 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.9077, in transactions effected on the New York Stock Exchange.

(12)	On December 2, 2008, the Reporting Person purchased 1,000 Class A Shares of the Issuer pursuant to the Plan at a purchase price of $4.84, in transactions effected on the New York Stock Exchange.

(13)	On December 1, 2008, the Reporting Person purchased 34,200 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.6765, in transactions effected on the New York Stock Exchange.

(14)	On November 28, 2008, the Reporting Person purchased 10,200 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.96, in transactions effected on the New York Stock Exchange.

(15)	On November 26, 2008, the Reporting Person purchased 48,700 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.6163, in transactions effected on the New York Stock Exchange.

(16)	On November 25, 2008, the Reporting Person purchased 63,000 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.0780, in transactions effected on the New York Stock Exchange.

(17)	On November 24, 2008, the Reporting Person purchased 65,700 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.1811, in transactions effected on the New York Stock Exchange.

(18)	On November 21, 2008, the Reporting Person purchased 49,200 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $3.8873, in transactions effected on the New York Stock Exchange.

(19)	On November 20, 2008, the Reporting Person purchased 42,100 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $3.962, in transactions effected on the New York Stock Exchange.

(20)	On November 19, 2008, the Reporting Person purchased 45,000 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.0558, in transactions effected on the New York Stock Exchange.

(21)	On November 18, 2008, the Reporting Person purchased 31,800 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.2444, in transactions effected on the New York Stock Exchange.

(22)	On November 17, 2008, the Reporting Person purchased 50,000 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.3865, in transactions effected on the New York Stock Exchange.

(23)	On November 14, 2008, the Reporting Person purchased 71,900 Class A Shares of the Issuer pursuant to the Plan at a weighted average purchase price of $4.7917, in transactions effected on the New York Stock Exchange.

(24)	On November 13, 2008, the Reporting Person purchased 81,900 Class A Shares of the Issuer pursuant to the Plan, at a weighted average purchase price of $4.4459, in transactions effected on the New York Stock Exchange.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 2008

By:	/s/ Jeffrey Blockinger
Name:	Jeffrey Blockinger
Title:	Attorney-in-fact